Rhonda

Rhonda Mining Corporation
Suite 810, 540 fifth Avenue SW
Calgary, Alberta, Canada
T2P 0M2

Telephone: (403) 269-5369
Facsimile: (403) 261-2866

03003598

January 3, 2003

SUPPL

SEC MAIL RECEIVED PROCESSING
JAN 13 2003
WASH. DC 155 SECTION

US Securities and Exchange Commission
Division of Corporate Finance
Washington, DC
20549

Dear Sirs:

Re: Insider Trading Reports - Exemption No. 82-3418

Enclosed herewith please find duly executed Insider Reports for Rhonda Corporation, dated January 2, 2003.

Yours very truly,

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

RHONDA MINING CORPORATION

Ashlea Young,
Administrative Assistant

dlw 2/4

Enclosures (3)

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RHONDA CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 6

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 21/08/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ALSTON

GIVEN NAMES: JOHN MILLWARD

NO. 23 STREET: Cambridge Place NW APT

CITY: Calgary

PROV.: AB POSTAL CODE: T2K 1P8

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☑ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	355,000	31/12/02	16	300,000		0.18		655,000	1	
warrants on common	200,000					0.45		200,000	1	
" " "	125,000					0.60		125,000	1	
" " "	∅	31/12/02	16	300,000		* 0.23		300,000	1	
option " "	∅	05/12/02	50	70,000		0.20		70,000	1	
" " "	180,000					0.25		180,000	1	
" " "	150,000					0.40		150,000	1	
" " "	400,000					1.00		400,000	1	

ATTACHMENT ☐ YES ☑ NO

BOX 6. REMARKS

* price included in purchase of 300,000 shares exercise price $0.23

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN M. ALSTON SIGNATURE: [signature] DATE OF THE REPORT (DAY / MONTH / YEAR): 02/01/03

BCSC 55-102F6 Rev. 2001/4/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RHONDA CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 6

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 21/03/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ALSTON

GIVEN NAMES: JOHN MILLWARD

NO. 23 STREET Cambridge Place NW APT

CITY: Calgary

PROV. AB POSTAL CODE T2K 1P8

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Common	355,000	31/12/02	16	300,000		0.18		655,000	D	
warrants on common	200,000					0.45		200,000	D	
" " "	125,000					0.60		125,000	D	
" " "	0	31/12/02	16	300,000		* 0.23		300,000	D	
option " "	0	05/12/02	50	70,000		0.20		70,000	D	
" " "	180,000					0.25		180,000	D	
" " "	150,000					0.40		150,000	D	
" " "	400,000					1.00		400,000	D	

ATTACHMENT ☐ YES ☒ NO

BOX 6. REMARKS

* price included in purchase of 300,000 shares
exercise price $0.23

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN M. ALSTON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 02/01/03

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RHONDA CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 6

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 21/03/02

OR (IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER) DAY / MONTH / YEAR:

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ALSTON

GIVEN NAMES: JOHN MILLWARD

NO. 23 STREET: Cambridge Place NW APT

CITY: Calgary

PROV.: AB POSTAL CODE: T2K 1P9

BUSINESS TELEPHONE NUMBER: 403 - 289 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
common	355,000	31/12/02	16	300,000		0.18		655,000	I	
warrants on common	200,000					0.45		200,000	I	
" " "	125,000					0.60		125,000	I	
" " "	0	31/12/02	16	300,000		* 0.23		300,000	I	
option " "	0	05/12/02	50	70,000		0.20		70,000	I	
" " "	180,000					0.25		180,000	I	
" " "	150,000					0.40		150,000	I	
" " "	400,000					1.00		400,000	I	

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 4 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* price included in purchase of 300,000 shares exercise price $0.23

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN M. ALSTON SIGNATURE: [signature] DATE OF THE REPORT (DAY / MONTH / YEAR): 02/01/03

Rhonda

Rhonda Mining Corporation
Suite 810, 540 fifth Avenue SW
Calgary, Alberta, Canada
T2P 0M2

Telephone: (403) 269-5369
Facsimile: (403) 261-2866

January 3, 2003

SEC MAIL RECEIVED PROCESSING
JAN 13 2003
WASH. D.C. 155 SECTION

US Securities and Exchange Commission
Division of Corporate Finance
Washington, DC
20549

Dear Sirs:

Re: Insider Trading Repo[illegible] Exemption No. 82-3418

Enclosed herewith please f[illegible] duly executed Insider Reports for Rhonda Corporation, dated January 2, 2003.

Yours very truly,

RHONDA MINING CORPORATION

Ashlea Young,
Administrative Assistant

Enclosures (3)

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RHONDA CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 20/12/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ALSTON

GIVEN NAMES: GLEN ROBERT

NO. STREET: 3114 2 WOODLAND WAY APT:

CITY: CALGARY

PROV.: ALBERTA POSTAL CODE: T3R 1G8

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2806

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,239,000	02/01/03	10	300,000		0.18		1,539,000		
WARRANT ON COMMON	1,400,000	02/01/03	53	300,000		0.23		1,700,000		
OPTION ON COMMON								750,000		
COMMON								1,387,000	2	UNIBANCO FINANCIAL
WARRANT ON COMMON								2,000,000	2	UNIBANCO FINANCIAL
COMMON								76,800	2	GEMEXPORT LTD.
COMMON								5,000	2	ITF KIRA; RYLAN ALSTON
COMMON								25,000	2	JOHN ECKART

ATTACHMENT ☒ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): GLEN R. ALSTON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 02/01/03

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

SEC MAIL PROCESSING SECTION RECEIVED JAN 13 2003 WASH DC

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RHONDA CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 20/12/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ALSTON

GIVEN NAMES: GLEN ROBERT

NO. STREET APT: 31142 WOODLAND WAY

CITY: CALGARY

PROV.: ALBERTA POSTAL CODE: T3R 1G8

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,239,000	02/01/03	10	300,000		0.18		1,539,000		
WARRANT ON COMMON	1,400,000	02/01/03	53	300,000		0.23		1,700,000		
OPTION ON COMMON								750,000		
COMMON								1,387,000	2	UNIBANCO FINANCIAL
WARRANT ON COMMON								2,000,000	2	UNIBANCO FINANCIAL
COMMON								716,800	2	GENEXPERT LTD
COMMON								5,000	2	ITF KIRA & RYLAN ALSTON
COMMON								25,000	2	JOHN ELKART

ATTACHMENT ☒ YES ☒ NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): GLEN R. ALSTON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 02/01/03

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RHONDA CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 20/12/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ALSTON

GIVEN NAMES: GLEN ROBERT

NO. / STREET / APT: 3142 WOODLAND WAY

CITY: CALGARY

PROV.: ALBERTA POSTAL CODE: T3R 1G8

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,239,000	02/01/03	10	300,000		0.18		1,539,000		
WARRANT ON COMMON	1,400,000	02/01/03	53	300,000		0.23		1,700,000		
OPTION ON COMMON								750,000		
COMMON								1,387,000	2	UNIBANCO FINANCIAL
WARRANT ON COMMON								2,000,000	2	UNIBANCO FINANCIAL
COMMON								716,800	2	GENEXPERT LTD
COMMON								5,000	2	ITF KIRA & RYLAN ALSTON
COMMON								25,000	2	JOHN ECKART

ATTACHMENT ☒ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The *undersigned certifies* that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): GLEN R ALSTON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 02/01/03

Rhonda

Rhonda Mining Corporation
Suite 810, 540 fifth Avenue SW
Calgary, Alberta, Canada
T2P 0M2

Telephone: (403) 269-5369
Facsimile: (403) 261-2866

January 3, 2003

US Securities and Exchange Commission
Division of Corporate Finance
Washington, DC
20549

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 13 2003
WASH. DC
155

Dear Sirs:

Re: Insider Trading Reports - Exemption No. 82-3418

Enclosed herewith please find duly executed Insider Reports for Rhonda Corporation, dated January 2, 2003.

Yours very truly,

RHONDA MINING CORPORATION

Ashlea Young,
Administrative Assistant

Enclosures (3)

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice — Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Rhonda Corporation

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 20/12/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Stoeterau

GIVEN NAMES: Judith Ann

NO.: 3 STREET: Canso Green SW APT:

CITY: Calgary

PROV.: AB POSTAL CODE: T2W 3B1

BUSINESS TELEPHONE NUMBER: 403-269-5369

BUSINESS FAX NUMBER: 403-261-2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO

☒ BRITISH COLUMBIA ☐ QUÉBEC

☐ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND

☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options Common								435,000	I	
Warrants Common								300,000	I	
Common	219,500	31/12/02	16	300,000		.18		519,500	I	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Judith Ann Stoeterau

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 02/02/03

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Rhonda Corporation

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 20/12/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Stoeterau

GIVEN NAMES: Judith Ann

NO. STREET APT: 3 Canso Green SW

CITY: Calgary

PROV.: AB POSTAL CODE: T2W 3B1

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO

☒ BRITISH COLUMBIA ☐ QUÉBEC

☐ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND

☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 6)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options Common								435,000	I	
Warrants Common								300,000	I	
Common	219,500	31/12/02	16	300,000		.18		519,500	I	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Judith Ann Stoeterau

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 02/02/03

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Rhonda Corporation

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 20/12/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Stoeterau

GIVEN NAMES: Judith Ann

NO. STREET APT: 3 Canso Green SW

CITY: Calgary

PROV.: AB POSTAL CODE: T2W 3B1

BUSINESS TELEPHONE NUMBER: 403 - 261 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options Common								435,000		
Warrants Common								300,000		
Common	219,500	31/12/02	16	300,000		.18		519,500		

ATTACHMENT ☐ YES ☒ NO

BOX 6. REMARKS

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Judith Ann Stoeterau

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 02/02/03

Rhonda

Rhonda Mining Corporation
Suite 810, 540 fifth Avenue SW
Calgary, Alberta, Canada
T2P 0M2

Telephone: (403) 269-5369
Facsimile: (403) 261-2866

January 3, 2003

US Securities and Exchange Commission
Division of Corporate Finance
Washington, DC
20549

Dear Sirs:

Re: Insider Trading Reports - Exemption No. 82-3418

Enclosed herewith please find duly executed Insider Reports for Rhonda Corporation, dated January 2, 2003.

Yours very truly,

RHONDA MINING CORPORATION

aYoung

Ashlea Young,
Administrative Assistant

This report is an amendment to the previous report, dated 02/01/03.
ay

Enclosures (3)

F:\Rhonda Corp\Insider Reports\Rdm - Insider Reports.doc

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice — Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Rhonda Corporation

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 02/01/03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Stoeterau

GIVEN NAMES: Judith Ann

NO. / STREET / APT: 3 Canso Green SW

CITY: Calgary

PROV.: AB POSTAL CODE: T2W 3B1

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options Common							☐	425,000	☐	
Warrants Common	200,000	31/12/02	16	300,000		.23	☐	500,000	☐	
Common			53				☐	519,500	☐	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

AMENDMENT TO PREVIOUS REPORT OF 02/01/03

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Judith Ann Stoeterau

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 02/01/03

OCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Rhonda Corporation

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 03/02/03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Stoeterau

GIVEN NAMES: Judith Ann

NO. / STREET / APT: 3 Canso Green SW

CITY: Calgary

PROV.: AB POSTAL CODE: T2W 3B1

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Ownership control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
Options Common								425,000		
Warrants Common	200,000	31/12/02	46	300,000		.23		500,000		
Common			53					519,500		

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

AMENDMENT TO PREVIOUS REPORT OF 02/01/03

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Judith Ann Stoeterau

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 02/01/03

ACSC 55-102F6 Rev. 2001 / 4 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

SEC MAIL RECEIVED PROCESSING JAN 13 2003 WASH DC 135 SECTION

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice — Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Rhonda Corporation

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 02/02/03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Stoeterau

GIVEN NAMES: Judith Ann

NO. STREET APT: 3 Canso Green Sw

CITY: Calgary

PROV.: AB POSTAL CODE: T2W 3B1

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 6)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options Common								425,000	I	
Warrants Common	200,000	31/12/02	16	300,000		.23		500,000	I	
Common			53					519,500	I	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

AMENDMENT TO PREVIOUS REPORT OF 02/01/03

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Judith Ann Stoeterau

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 02/01/03